Exhibit 21

Subsidiaries of Alliant Techsystems Inc.

as of March 31, 2012

All subsidiaries listed below are 100% owned except where noted.

State or Other Jurisdiction of
Subsidiaries	Incorporation or Organization

• Alliant Techsystems Operations LLC	Delaware
• ATK Commercial Ammunition Holdings Company Inc.	Delaware
• ATK Commercial Ammunition Company Inc.	Delaware
• Federal Cartridge Company	Minnesota
• Ammunition Accessories Inc.*	Delaware
• ATK Launch Systems Inc.	Delaware
• ATK Space Systems Inc.	Delaware
• COI Ceramics, Inc. (65% Ownership)	California
• ViviSat LLC (50% Interest)	Delaware
• Eagle Industries Unlimited, Inc.	Missouri
• Eagle Industries del Caribe, Inc.	Puerto Rico
• Eagle Industries International, Inc.	Bahamas
• Eagle Mayaguez, LLC	Missouri
• Front Line Defense International, Inc.	Puerto Rico
• Eagle New Bedford, Inc.	Missouri
• ATK Insurance Company	Vermont

* Effective April 1, 2012, Ammunition Accessories Inc. merged into Federal Cartridge Company.